Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Three Months Ended
		March 31,
		2005	2004
Earnings before fixed charges:
Income before income taxes and minority interest		$179	$296
Plus:	Fixed charges	197	244
	Amortization of capitalized interest	1	2
Less:	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	–	6
	Capitalized interest	1	1

Earnings available to cover fixed charges		$376	$535

Fixed charges (a):
Interest, including amortization of deferred financing costs		$160	$203
Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary		–	6
Interest portion of rental payment		37	35

Total fixed charges		$197	$244

Ratio of earnings to fixed charges		1.91x	2.19x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	March 31,
	2005	2004
Related to the debt under management programs incurred by the Company’s vehicle rental business	$63	$64
All other	97	139

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